Filed by Talawar Tx Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: JATT II Acquisition Corp

(Commission File No. 001-43237)

On September 10, 2026, Marc Schegerin, Chief Executive Officer of Talawar Tx Inc., participated in a fireside chat at the Cantor Fitzgerald Global Healthcare Conference. Below is the transcript from the fireside chat discussing the previously announced combination with JATT II Acquisition Corp:

Talawar Tx Inc.

September 10, 2026

Interviewer:

Good day, everyone. Welcome to day two of Cantor's Global Healthcare Conference. For the next session, we are very excited to host Talawar Therapeutics. And representing Talawar, we have a CEO, Marc Schegerin. Marc, pleasure to have you here.

Marc Schegerin:

Excellent. Thanks for having us.

Interviewer:

This is a new company. Maybe we can start off just history of how Talawar was founded and an overview of the pipeline.

Marc Schegerin:

Absolutely, happy to. You're right, it is a fairly new company, but the asset or assets that we have have been incubating for the last several years at Khanda Therapeutics, which was a mothership in a sense, the company that founded us and spun us out once that had created enough assets that had a cohesive structure around them that was able to create a company. We did that earlier this year and spun out Talawar, which is an I&I company focused on leveraging the elegant solution of bispecifics toward I&I diseases in the hopes of really shattering the efficacy ceiling that we see across the field.

Interviewer:

I guess, how did it all come together in terms of the asset? Is it internally developed or you license it from somewhere?

Marc Schegerin:

All of it was internally developed at Khanda Therapeutics, which is again, the incubator company that spun out Talawar from its inception. In that sense, it was created earlier this year for this specific purpose, to go after I&I diseases and specifically focus on checking the efficacy box in I&I, which unfortunately still remains for patients.

Interviewer:

Maybe if you can talk about the lead asset, TALA-125, it's IL-18, IL-13 bispecific. Why-

Marc Schegerin:

You basically covered it right there.

Interviewer:

Why go after IL-13 as a target in atopic dermatitis?

Marc Schegerin:

I think both of these targets together are more than the sum of their parts in the sense. You have several IL-13s that are even, not only in development, but approved and very well known. Obviously Dupixent is not exactly, but basically follows that biologic access. And it's, of course, one of the most successful drugs in medicine, but certainly within I&I. Maybe Keytruda possibly, I haven't checked Zepbound, maybe getting close, but within I&I, obviously a very well known and obviously effective and commercially successful drug. That access is well known and understood. And others have come behind and tried to improve incrementally on that as well, and some still are. There's oral approaches, there's infrequent dosing approaches, there's various ways to attack that specific receptor and access and the Th2 predominant endotypes in general. That's great and it works pretty well for a subset of patients, but not all patients.

When you look at IL-18, there's more recent data that's Phase 2 level. It's not Phase 4, millions of patients, like IL-13. But there's Phase 2 level data which shows that it works, but it works differently in different patients. What we're really trying to do is capture all of these patients at once, whether you're a, call it, type A, type B, or both, or a switcher, because some patients have one predominant endotype at one time and then after a drug works for six or 12 months, it ceases to work and they become the other type. We're really trying to capture all these groups of patients at once with a one-stop shop and really broaden and deepen the efficacy profile in that way.

Interviewer:

Got it. We are very interested in IL-18 as the target and been following it for a while as well. But I guess, what data points give you confidence that IL-18 is doing something in atopic dermatitis and its a target worth pursuing?

Marc Schegerin:

It's not a single data point. It's actually multiple companies with different approaches and even modalities that are attacking IL-18 itself or its general ability to signal and free IL-18. So, you see multiple Phase 2 data sets in AD patients targeting only IL-18, and it clearly is working and has an efficacy that's, with some hand-waving, on par with all of the other mechanisms.

By itself, it may be a little bit tough to differentiate, but again, what we're trying to do is notice that it's working almost as well or as well as the others, but in different patients. Colloquially, I say what we're trying to do is stack the efficacy bars on top of each other. I don't mean that in a mathematically literal way. But essentially what we're trying to do is really stack the efficacy bars on top of each other and achieve much deeper responses in a much larger percentage of patients.

Interviewer:

To the extent you can disclose, maybe talk about TALA-125 as an antibody as well, the format.

Marc Schegerin:

Absolutely. Essentially what you're trying to do is achieve this bispecific approach, have good potency and affinity for the two targets that we're going after, but at the same time maintain the most human monoclonal-like overall structure that you can. It's better for cogs, it's better for ADAs, et cetera. It's better for developability, it's better for the max concentration, the glutination, all these types of properties. It's a bispecific, it's a 1+1 design. It's mostly IgG1 intent. That's the overall structure looks like a normal monoclonal antibody.

It does have some necessary bells and whistles, of course. It has validated half-life extension technology that's essentially table stakes for this industry these days, which is important from a convenience perspective. And because it's important for convenience, it also confers some efficacy when patients are highly compliant in that way. There's also some sequence changes that were designed to enhance certain developability characteristics on both the IL-13 and IL-18 arms.

The IL-13 arm is a lebrikizumab epitope, so that sequence is preserved, but there are other, I call them bells and whistles to be high level, but there are other bells and whistles sequence changes which are designed to make it more developable on that half. The IL-18 arm is the same as the aletekitug epitope-

Speaker 1:

GSK.

Marc Schegerin:

which is the GSK antibody. Exactly. That also has some bells and whistles, some enhancements designed to make it improved as well.

Interviewer:

You talked about the developability of IL-13. Why is that an issue with lebrikizumab and what problem did you solve with that?

Marc Schegerin:

I think there's some issues with agglutination and the like. Again, I don't want to speak too much about a specific antibody, but there could be some COGs enhancements that were made from that.

Interviewer:

Got it. In terms of half-life extension, obviously as you said, table stakes these days and especially in bispecific format, are you able to talk about what's expected dosing frequency that you're hoping to achieve, even if it's in a range right now and obviously clinical data is what will support it? What are you hoping to see?

Marc Schegerin:

Yeah, absolutely. So far pre-clinically in NHPs, we show a great half-life in NHPs. Normally there's a multifold expansion of half-life as you go from NHPs to humans with this type of modality, roughly 3X on average, 3 or 4X. So, we expect to have a small handful of auto-injector type at-home doses annually for this program. Again, many programs also have a similar half-life extension technology and are also being dosed, again, an extremely convenient three or four times a year type of dosing frequency.

Interviewer:

Got it. The one risk or debate around bispecifics tends to be around immunogenicity and ADAs. How much of that do you think your preclinical data has de-risked and what were your expectations on immunogenicity?

Marc Schegerin:

I think we have de-risked it to some extent pre-clinically because we haven't seen anything concerning along those lines. However, especially as it relates to this type of thing, ADAs, there's this concept of absence of evidence does not imply evidence of absence, and that's true in this case as well. There's a certain amount of human data which will be required to officially close the book on this topic and we can look at that in Phase 1 and certainly in Phase 2b as well. But the fact that we haven't seen anything pre-clinically so far is very validating.

Interviewer:

Got it. As you think about IL-18 and IL-13, you talked about the efficacy side that it should lead to breaking the efficacy ceiling in atopic dermatitis, but what about the safety side? Is IL-18 doing anything on the safety side? We have read some publications where it could reduce some of the conjunctivitis that's typically seen. What's your view on the overall safety and what specific events could it reduce?

Marc Schegerin:

It's really interesting and you see conjunctivitis, especially in Dupi patients. It's not 50% of patients, it's something in the 10%ish range or almost 10% range, and it's not a catastrophic side effect for these folks. It's usually manageable. That said, it's quite annoying. So, it would be great if the addition of IL-18 will actually be able to mitigate some of the conjunctivitis that you see with IL-13 monotherapy, and the jury's a little bit still out, so the clinical data will trump all.

But there is some reason to believe, if you will, because IL-18 is highly elevated in these folks relative to others who are not experiencing conjunctivitis with Dupixent. So, it's a pretty interesting mechanistic rationale or reason to believe that we may actually ameliorate or mitigate some of the conjunctivitis that's seen. But since we're trying to reduce a number from 10% to a lower than 10% number, it will necessarily take a few patients before you can confidently make those sort of claims. It's early for us to be making those claims, but it is something that is scientifically plausible and we'll look at for sure.

Interviewer:

On the flip side, anything that IL-18 adds on the safety liabilities front, anything about the bispecific?

Marc Schegerin:

Yeah. It's a really interesting target. As you know, there's multiple downstream effects as part of the signaling cascade of IL-18. Overall, the programs that target IL-18 have shown nothing catastrophic on the safety side for sure. It does have an interesting effect in its relationship with a known anti-inflammatory component, IL-37. The activity of both and the concentration of free circulating both IL-13 and 37 are controlled by the same thing, the IL-18 binding protein.

It is possible if you're binding IL-18 in the wrong way that you also inadvertently interfere with IL-37 free concentrations. And that's not ideal because we know that full knockout of IL-37 in humans produces a fairly extreme infantile IBD-like phenotype. So, there's something about IL-37 which is important for turning the immune system a little bit to the left, especially in the gut. If you fool with that natural anti-inflammatory component, you could potentially generate a diarrhea-like outcome. So, it's important to have an aletekitug-like epitope for the purpose of not interfering with this IL-37 business at all.

And you can see it's interesting that GSK took out aletekitug in combination with IL-23 into IBD. I can't speak for them obviously, but I suspect that they were very confident about their ability to not create diarrhea in an IBD patient. That's probably not ideal. So, that's an interesting mini dynamic or point of differentiation to look at with respect to the way we bind IL-18 versus how some others may bind it.

Interviewer:

Got it. That's a good point. I mean, they recently started a Phase 1 proof of concept trial in IBD as well.

Marc Schegerin:

Right.

Interviewer:

Got it. As you think about where the IL-13 bispecific fits in versus, let's say, IL18 monotherapy, I guess, how do you think about the differentiation of comorbidities that you can target with the bispecific? We hosted a derm panel yesterday, Emma Guttman was there. She was like, bispecifics are super interesting if they are able to target the comorbidities because that's a high unmet need. A lot of these atopic derm patients have so many different comorbidities.

How do you see the impact of the bispecific on the atopic dermatitis comorbidities and which specific comorbidities do you think you can target better?

Marc Schegerin:

It's really interesting and there's certain other indications that we may look at with 125 as well. Obviously dermatology has some, but even outside of dermatology, respiratory, et cetera, have some indications that could be very interesting to look at specifically. But in our Phase 2b trial, which will start at the end of next year in AD patients, we'll look at some biomarkers which may give us a little bit of a window into some of those other comorbidities.

People may not officially deserve the diagnosis of X, Y, Z who are in that trial, yet they still have biomarkers which could be relevant for us and we can get a sense at least directionally to see if we're moving those biomarkers in the right direction that could help ameliorate folks who do have co- or even tri-morbidities. It does happen quite a bit in these, call it, atopic patients. They do often endorse multiple.

Interviewer:

Got it. That's interesting because, I mean, she said we should have more biomarker data from IL-18 and [inaudible 00:15:56].

Marc Schegerin:

Not looking at IL-18, looking downstream at functional biomarkers in terms of what is actually downstream and the key often biomarkers of the other diseases, whether it's respiratory or what have you, we can add those to our Phase 2b trial. Again, these aren't patients who officially deserve that disease diagnosis of XYZ, but they still have measurable biomarkers from disease X, Y, Z that we can measure and see if we're deflecting one way or the other.

Interviewer:

Got it. That's a good segue to the development pathway. How are you thinking about trial design and the different milestones that we should look forward to?

Marc Schegerin:

Absolutely. The plan for the company in general, but also for 125 and AD specifically is to be very capital- and time-efficient. Our clinical plan through POC and approval in atopic dermatitis for 125 is very streamlined and capital-efficient. We have the SAD/MAD study in Australia and healthy volunteers beginning at the end of this year, January, so in the next several months, which will be a typical SAD/MAD study. We'll look at a wide range of doses, of course, and collect as much data as we can, given that they're healthy volunteers, but then immediately jump into a robust Phase 2b trial. This would be a randomized trial with the placebo arm and a few other arms of various doses in moderate to severe AD patients.

Going right into that robust study, I think avoids the waste of time and money of doing some underpowered study to show whether or not IL-13 has efficacy in these patients, which would be a terrible waste of our time, patient's time, and our investors' capital. What we're going to do is go right into this robust study and roll it in a very responsible but efficient way, making sure we're getting the right patients, but again, doing the right study. And then a 16-week readout towards the end of 2028 is, I think, a really, really efficient, both capital- and time-efficient path to very meaningful clinical outcome data in a huge market with two very well validated arms in this bispecific.

Interviewer:

End of 2028, Phase 2b, 16-week readout.

Marc Schegerin:

Exactly.

Interviewer:

Got it.

Marc Schegerin:

Of course, the trial will continue and we'll look at longer-term endpoints as well-

Interviewer:

Right.

Marc Schegerin:

but the primary will be 16 weeks, and so we'll have a great sense of placebo-controlled and adjusted data at that point.

Interviewer:

And you run all the chronic tox studies to make sure that-

Marc Schegerin:

They're all ongoing right now, all the IND enabling. It's 4- and 13-week studies and those are required prior to.

Interviewer:

Phase 2. Got it.

Marc Schegerin:

Certainly prior to Phase 2, especially the longer-term dosing. But the four weeks, which is almost done now is required, I think, even before Phase 1.

Interviewer:

Right. That's the getting step for the IL-

Marc Schegerin:

Exactly. And that's all on track, same as earlier this summer. The timeline is unchanged.

Interviewer:

Got it. As we look at the landscape of not only bispecifics in general, but IL-18, IL-13 bispecifics, there are a lot of competitors that are already emerging both on the private side as well as maybe on the public side as well. How do you differentiate?

Marc Schegerin:

The program that we know the most about, the only one that's ahead of us, at least as far as I know, is at Novartis. They've published their patent and there's a fairly rich amount of data with respect to their program that's in Phase 2. Their clin trials readout is anticipated for 2028, but I wouldn't be surprised if it comes even a little bit earlier since they've been at it now for a little while.

We know a little bit about that program. We don't know about the other preclinical programs, although I have heard of a private company that is out there with at least the same targets, but I just have zero visibility into the attributes of that program. We announced our PIPE on June 29th, and I suspect on June 30th, there could be several programs started at various places in the world. It's certainly very possible.

But I think what we're trying to do again at the company, but with this program is to be very capital- and time-efficient. We've picked the right targets, we've picked the right epitopes to differentiate versus the others. To have Phase 2b data in about two years in such a huge market with efficacy that we at least believe will dramatically differentiate versus what's out there today and even what's in the clinic today, I think is very meaningful.

Interviewer:

Do we know anything about the Novartis molecule in terms of IL-18 especially?

Marc Schegerin:

Yeah. I think it's a different epitope. Again, I don't want to speak too much about others' molecules, but I don't believe that it is the aletekitug epitope. Again, when you think about IL-37 sparing, it could be a bit of a differentiator on the safety tolerability side. But again, we'll have to see the clinical data when that comes out.

On the efficacy side though, I suspect that they will work and I'm very much looking forward to that data because I think it may prove the thesis around stacking the efficacy bars on top of each other.

Interviewer:

Got it. Are there other indications that you could pursue for the bispecific? I know AD is a focus, but what might be high up in terms of priority list?

Marc Schegerin:

There's a few that mechanistically are fairly obvious that could work. Certainly in dermatology there's two or three, but even outside of dermatology, things like asthma and COPD are not out of the question. They all have their own competitive dynamics. They all have their own clinical complexities and logistics associated with them. But scientifically, there's multiple I&I indications that make sense.

Interviewer:

If you plan to pursue these indications, would you wait until the atopic derm data and then maybe start a plan or could you start even earlier as well?

Marc Schegerin:

The nice thing about Phase 1 is that they're pan-applicable, so that's a nice feature. Other subsequent indications can have streamlined development pathways, so that's great. But it's true, we are at this point pretty laser-focused on the Phase 1 start, also the completion and the close of our previously announced PIPE and merger. That's our North Star at the company, is to stay focused. But we do recognize there are some very obvious opportunities that are slightly tangential to the very large AD opportunity.

Interviewer:

Maybe a last question on 125. I did want to talk about the rest of the pipeline as well, but what's the IP for 125?

Marc Schegerin:

We have a provisionally-filed patent, of course, and once issued, that would be composition matter into, I can't believe I'm saying, 2047. Sounds like the distant... It is the distant future, but it sounds like really the distant future. We have composition of matter through then once issued.

Interviewer:

Got it. You do have other assets in the pipeline as well. I guess again, to the extent you can disclose, what are these targets and what indications could you pursue for these?

Marc Schegerin:

Absolutely. They also originate or will originate from our Khanda relationship. That's been a great relationship. And they have excellent scientists there doing good work from deNovo develop bispecifics or multi-specific antibodies against multiple targets and probably, I shouldn't speak for them, but probably multiple disease areas as well that don't relate to Talawar. What we've said publicly in our file documents and in our corporate presentation is that these are IL-13-based multi-specific antibodies, which could be in dermatology, they could be outside of dermatology, but at least are all I&I focused.

Right now as a company, we are I&I focused, we're bi- and multi-specific focused, and we're really looking to stack the efficacy bars on top of each other in diseases which are heterogeneous. Again, the therapies for heterogeneous diseases should be likewise somewhat heterogeneous in the sense that a laser shot against a very heterogeneous disease is not going to work in all those patients, obviously. We like to apply that concept and that philosophy to capture all of the patients within a fairly heterogeneous and nebulous mix of endotypes and really capture them all and broaden and deepen the responses for all of them.

Interviewer:

What's the status of these assets and are they in-house?

Marc Schegerin:

Yeah. The status of the assets is that we would probably disclose all of the targets of the asset other than the obvious IL-13 part because these next two programs, we've just said, will of course have an IL-13 backbone, probably around DC, which I think is probably the most logical time to do it. They're both in relatively early stages and I would expect DC next year. So, that's definitely not a 2026 announcement or DC transition. It's probably a 2027 transition.

Interviewer:

Where are you in terms of building out the team?

Marc Schegerin:

The team is fantastic right now. We've built out the team substantially at this point to cover all of the key divisions. There's one or two hires that are coming up in the imminent term. We have an offer out, which... Someone will start in the next couple of weeks, which is a senior role. But for the most part, we've really filled with fantastic people, all of the key divisions for the shape of the company right now. And of course, we're leveraging, say, dozens of folks at various consulting firms to tackle a lot of the additional work that the company has, both on the clinical side, but also there's some financial and legal and other helpers all over the world who are helping us out, probably in a two or even three to one ratio in terms of FTEs.

But again, we're going to grow very methodically and not overgrow internally and leverage the consultants for as long as we can. But those core internal FTEs who are senior and really add to the team and can make independent decisions have been filled for the most part. It's really a great team.

Interviewer:

You did the PIPE recently, great syndicate of investors. How much cash did you raise? What does it cover?

Marc Schegerin:

Absolutely. It was a fantastic reception, obviously significantly oversubscribed. We up-sized it a little bit judiciously, but we up-sized it a little bit to satisfy some of our closest investors. It wound up being 225 plus whatever we received from non-redemptions of the $60 million SPAC. That was announced at the end of June and a really fantastic syndicate of high quality investors.

Interviewer:

That covers the Phase 2b for atopic derm. Does it include some of the other indications that you could pursue as well in terms of the milestones?

Marc Schegerin:

Yeah, it does. Great question. What we asked for originally in June, which gets us past that 16-week, Phase 2b readout in the second half of 2028 was 150. We wound up with 225 plus some portion of the $60 million SPAC to be determined and so we came out with a little bit more than we asked for, so now we're well-funded into 2029 without counting the SPAC. So, it's a really great place to be.

Interviewer:

When do you expect the SPAC transaction to close?

Marc Schegerin:

It's hard to say exactly, because that's a pending transaction that we're right in the middle of. We publicly filed actually the S-4 a couple weeks ago, and so that is in the SEC's hands. We'll go back and forth with them on perfecting that document to everyone's liking, and then we'll close.

Interviewer:

I think we're up on time, but that was a great overview. Thank you so much, Marc. Looking forward to learning more about Talawar as you [inaudible 00:30:01]. Very exciting space. Seems like a very exciting asset as well.

Marc Schegerin:

Excellent.

Interviewer:

Thanks so much.

Marc Schegerin:

Thanks for taking the time.

Interviewer:

Thanks a lot.

Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include Talawar Tx Inc.’s (the “Company” or “Talawar”) or its management teams expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "potential," "budget," "may," "will," "could," "should," "continue" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements related to the (i) Company's product candidates and pipeline, (ii) anticipated therapeutic benefits and clinical potential of the Company’s product candidates, (iii) Company's preclinical and clinical development plans and timelines, (iv) design and anticipated results of planned clinical trials, (v) estimated timing, expected gross proceeds, expected cash runway and anticipated closing of the business combination between the Company and JATT II Acquisition Corp (“JATT”) and related transactions, including a private placement of public equity in the post-closing combined company (the “Proposed Transaction”), (vi) Company's competitive position and the potential advantages of its product candidates relative to existing therapies and competing approaches (vii) Company's ability to obtain regulatory approvals, (x) Company's intellectual property position, and (vii) Company’s future financial or business performance.

Any such forward-looking statements are based upon current assumptions, may be simplified and may depend upon events outside the Company’s control. Other events, which were not taken into account, may occur and may significantly affect the analysis in this communication. Actual results may therefore be materially different from such forward-looking statements, and such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on such forward-looking statements. Information concerning risk factors that may impact such forward-looking statements can be found in filings and potential filings by the Company with the U.S. Securities and Exchange Commission (the "SEC"), including under the heading "Risk Factors." You should not rely on forward-looking statements as predictions of future events. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this communication. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements. Except as may be required under law, the Company undertakes no obligation to revise or update these forward-looking statements to reflect future events or circumstances.

Additional Information and Where to Find It

In connection with the Proposed Transaction, Talawar has filed a registration statement on Form S-4 (the "Registration Statement") with the SEC, which includes a proxy statement/prospectus to be distributed to JATT’s shareholders in connection with JATT's solicitation of proxies for the vote by JATT's shareholders in connection with the Proposed Transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the Proposed Transaction. After the Registration Statement has been declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to JATT shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, JATT shareholders and Company stockholders and other interested persons are advised to read, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC, as they will contain important information. SECURITY HOLDERS OF JATT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Security holders will be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to JATT II Acquisition Corp., 153 Central Avenue C/O 56 Westfield, NJ 07091. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Talawar, JATT and certain of their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Talawar’s and JATT's directors, executive officers and other members of management in the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the Proposed Transaction when they become available. Information concerning the interests of JATT's and Talawar's participants in the solicitation, which may, in some cases, be different from those of JATT's or Talawar's shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above

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This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Talawar, JATT or the combined company resulting from the Proposed Transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.